NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW
Suite 900
Andrew M. Tucker	Washington D.C., 20001
T: 202.689.2987	T: 202.689.2800 F: 202.689.2860
Andy.tucker@nelsonmullins.com	nelsonmullins.com

July 14, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Isabel Rivera
Pam Howell

RE:	United Homes Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 28, 2023
File No. 333-271527

Ladies and Gentlemen:

On behalf of United Homes Group, Inc. (the “Company”), we are hereby responding to the letter dated July 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on June 28, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment to No. 1 to Registration Statement on Form S-1 filed June 28, 2023

Prospectus Cover Page, page i

1.	We note your response to comments 1 and 2 and reissue the comments in part. Please revise your disclosure to clarify the price per share each selling stockholder paid for the securities, whether originally purchased through the PIPE Investment or Convertible Notes. We note, for example, that your financial statements disclose that certain PIPE Investors purchased their shares at $10.00 per share and/or $0.01 per share. In addition, please clearly state the price paid for by public stockholders acquiring their shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and page 27 of the Amended Registration Statement as requested. Additionally, the Company respectfully advises the Staff that the reference to “PIPE Investors” contained in the Note 3 to the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2023 is a reference to certain other investors who purchased shares directly from the Company via a private placement, and not a reference to the Convertible Note Investors.

2.	Please revise when discussing the percentage of common stock outstanding relating to the notes to exclude the exercise of the warrants. Please also revise when discussing the resale registration to exclude the notes and the warrants. In addition, please separately calculate the total percentages being registered on this and the concurrent registration statement. Please clearly reflect that the common stock being registered includes the common stock upon exercise of the warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement as requested. The Company also respectfully advises the Staff that when calculating the percentage being registered on this registration statement, the Company has included in the denominator the conversion of the Notes, as certain of the shares being registered are only issuable upon such conversion. Similarly, when calculating the percentage being registered on the Warrants S-1, the Company has included in the denominator the exercise of the Private Placement Warrants, as certain of the shares being registered on the Warrants S-1 are only issuable upon such exercise. The Company believes these percentages so calculated provide a more meaningful representation of the impact of the shares being registered.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2983.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc: Michael Nieri, Chief Executive Officer, United Homes Group, Inc.